FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the three and nine month period ended September 30, 2005

Commission File Number            0-16174

          Teva Pharmaceutical Industries Limited

(Translation of registrant's name into English)

5 Basel Street, P.O. Box 3190

          Petach Tikva 49131  Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of
Form 20-F or Form 40-F:

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also hereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)
under the Securities Exchange Act of 1934.

Yes	No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with
Rule 12g(3)-2(b): 82-

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

(An Israeli Corporation)

INDEX

CONDENSED CONSOLIDATED STATEMENTS OF INCOME - 14 -

CONDENSED CONSOLIDATED BALANCE SHEETS - 15 -

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS - 16 -

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS - 18 -

OPERATING AND FINANCIAL REVIEW AND PROSPECTS - 27 -

LEGAL PROCEEDINGS - 38 -

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

CONDENSED CONSOLIDATED STATEMENTS OF INCOME

(U.S. dollars in millions, except earnings per ADR)

(Unaudited)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2005	2004	2005	2004

Net sales	$ 1,317.3	$ 1,247.3	$ 3,849.4	$ 3,476.1
Cost of sales	698.7	657.7	2,045.3	1,852.8
Gross profit	618.6	589.6	1,804.1	1,623.3
Research and development expenses:
Total expenses	97.2	95.0	281.3	258.4
Less - participations and grants	4.8	4.6	10.2	12.7
	92.4	90.4	271.1	245.7
Selling, general and administrative expenses	214.0	181.5	581.3	508.6
	312.2	317.7	951.7	869.0
Acquisition of research and development in process				596.6
Impairment of product rights				30.0
Operating income	312.2	317.7	951.7	242.4
Financial income - net	6.8	8.8	5.5	9.3
Income before income taxes	319.0	326.5	957.2	251.7
Income taxes	50.9	73.9	188.1	196.7
	268.1	252.6	769.1	55.0
Share in profits (losses) of associated companies - net	(0.4)	(0.2)	(0.1)	0.4
Minority interests in profits of subsidiaries - net	(0.6)	(0.9)	(1.6)	(2.4)
Net income	$ 267.1	$ 251.5	$ 767.4	$ 53.0

Earnings per ADR:
Basic	$ 0.43	$ 0.41	$ 1.24	$ 0.09
Diluted	$ 0.40	* $ 0.37	$ 1.14	$ 0.08

Weighted average number of ADRs (in millions):
Basic	616.7	619.3	617.5	608.1
Diluted	678.2	* 694.1	679.9	626.1

*After giving retroactive effect to the adoption of the EITF No. 04 - 8 (see note 2).

The accompanying notes are an integral part of the condensed financial statements.

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TEVA PHARMACEUTICAL INDUSTRIES LIMITED

CONDENSED CONSOLIDATED BALANCE SHEETS

(U.S. dollars in millions)

	September 30,	December 31,
	2005	2004
	Unaudited	Audited

ASSETS
Current assets:
Cash and cash equivalents	$ 703.1	$ 784.1
Short-term investments	590.3	256.8
Accounts receivable:
Trade	1,588.1	1,475.9
Other	374.0	398.4
Inventories	1,144.3	1,286.3
Total current assets	4,399.8	4,201.5
Investments and other assets	761.5	863.2
Property, plant and equipment, net	1,328.5	1,278.2
Intangible assets and debt issuance costs, net	684.0	716.7
Goodwill	2,493.3	2,572.4
Total assets	$ 9,667.1	$ 9,632.0

LIABILITIES AND SHAREHOLDERS` EQUITY
Current liabilities:
Short-term credit	$ 390.0	$ 560.4
Accounts payable and accruals	1,776.1	1,643.5
Total current liabilities	2,166.1	2,203.9
Long-term liabilities:
Deferred income taxes	213.9	212.3
Employee related obligations	87.6	87.6
Loans and other liabilities	108.1	215.0
Convertible Senior Debentures	1,513.3	1,513.4
Total long-term liabilities	1,922.9	2,028.3
Total liabilities	4,089.0	4,232.2
Minority interests	11.0	10.9
Shareholders` equity:
Ordinary shares of NIS 0.10 par value;
September 30, 2005 and December 31, 2004:
authorized -1,500.0 million shares
and 999.6 million shares respectively; issued and outstanding
634.3 million shares and 626.8 million shares, respectively	42.3	42.1
Additional paid-in capital	3,143.1	3,035.0
Deferred compensation	*	*
Retained earnings	2,815.5	2,171.4
Accumulated other comprehensive income	183.3	377.8
Cost of company shares held by subsidiaries - September 30, 2005 and December 31, 2004 - 28.2 million ordinary shares
and 15.4 million ordinary shares, respectively	(617.1)	(237.4)
Total shareholders` equity	5,567.1	5,388.9
Total liabilities and shareholders` equity	$ 9,667.1	$ 9,632.0

* Represents an amount of less then $ 0.1 million.

The accompanying notes are an integral part of the condensed financial statements.

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TEVA PHARMACEUTICAL INDUSTRIES LIMITED

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(U.S. dollars in millions)

(Unaudited)

	Three months ended September 30,		Nine months ended September 30,
	2005	2004	2005	2004
Cash flows from operating activities:
Net income	$ 267.1	$ 251.5	$ 767.4	$ 53.0
Adjustments to reconcile net income to net cash
provided by operating activities:
Income and expenses not involving cash flows*	37.2	60.7	144.5	766.8
Changes in certain assets and liabilities*	81.0	79.1	199.0	40.7
Net cash provided by operating activities	385.3	391.3	1,110.9	860.5

Cash flows from investing activities:
Purchase of property, plant and equipment	(83.1)	(75.0)	(226.8)	(211.6)
Acquisition of subsidiaries and adjustment to purchase price of subsidiary	(8.4)	(1.7)	(1.2)	(1,868.0)
Acquisition of intangible assets	(5.6)	(9.3)	(18.0)	(14.1)
Proceeds from sale of property, plant and equipment	1.3	0.5	2.5	1.9
Acquisition of long-term investments and other assets	(124.5)	(121.5)	(405.5)	(261.5)
Proceeds from sale of long-term investments	67.0	61.2	372.9	172.5
Purchase of minority interest	-	-	(2.9)	-
Net decrease (increase) in short-term investments	(207.9)	58.1	(221.2)	224.4
Cash of subsidiary sold	-	-	(1.3)
Net cash used in investing activities	(361.2)	(87.7)	(501.5)	(1,956.4)

Cash flows from financing activities:
Proceeds from exercise of options by employees	25.1	0.2	89.4	56.9
Cost of acquisition of Company shares, net of proceeds from sale	-	(31.4)	(379.7)	(32.3)
Proceeds from issuance of Convertible Senior Debentures,
net of issuance costs	-	-	-	1,076.1
Repurchase of Convertible Senior Debentures	-	(20.1)	-	(20.1)
Long-term loans received	1.0	3.5	1.3	9.3
Discharge of long-term loans and other long-term liabilities	(132.3)	(9.4)	(155.2)	(10.9)
Net decrease in short-term credit	(10.8)	(19.3)	(96.2)	(37.5)
Dividends paid	(39.7)	(30.6)	(123.4)	(88.9)

Net cash provided by (used in) financing activities	(156.7)	(107.1)	(663.8)	952.6
Translation differences on cash balances of certain subsidiaries	1.4	9.9	(26.6)	4.1
Net increase (decrease) in cash and cash equivalents	(131.2)	206.4	(81.0)	(139.2)
Balance of cash and cash equivalents at beginning of period	834.3	711.7	784.1	1,057.3
Balance of cash and cash equivalents at end of period	$ 703.1	$ 918.1	$ 703.1	$ 918.1

Supplemental disclosure of non-cash investing and financing activities:

During the second quarter, Teva sold a subsidiary for a consideration of $4.4 million which is to be received subsequent to September 30, 2005.

On January 22, 2004, the Company completed the acquisition of Sicor Inc., for a total consideration of $ 3.46 billion. Teva shares, stock options and warrants with an aggregate value of $ 1.4 billion were issued as part of the consideration for the acquisition.

* See details on page 4

The accompanying notes are an integral part of the condensed financial statements.

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TEVA PHARMACEUTICAL INDUSTRIES LIMITED

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(U.S. dollars in millions)

(Unaudited)

	Three months ended September 30,		Nine months ended September 30,
	2005	2004	2005	2004

Adjustments to reconcile net income to net cash provided by
operating activities:
Income and expenses not involving cash flows:
Depreciation and amortization	$ 56.3	$ 63.0	$ 167.2	$ 161.2
Deferred income taxes - net	(8.8)	(6.0)	(19.4)	(37.6)
Increase (decrease) in employee related obligations	(0.8)	1.6	1.1	6.3
Capital loss (gain) - net	0.1	(0.6)	0.4	0.1
Capital loss (gain) on sale of subsidiary	0.2		(3.2)
Share in profits (losses) of associated companies - net	0.4	0.2	0.1	(0.4)
Minority interests in profits of subsidiaries - net	0.6	0.9	1.6	2.4
Acquisition of research and development in process	-	-	-	596.6
Impairment of product rights	-	-	-	30.0
Capital loss (gain) and amortization of premium on marketable
Securities - net	(9.5)	2.0	(3.6)	7.1
Other items - net	(1.3)	(0.4)	0.3	1.1
	$ 37.2	$ 60.7	$ 144.5	$ 766.8

Changes in certain assets and liabilities:
Increase in accounts receivables	$ (67.4)	$ (79.0)	$ (178.0)	$ (201.3)
Decrease (increase) in inventories	31.3	53.0	82.0	(108.6)
Increase in accounts payable and accruals	117.1	105.1	295.0	350.6
	$ 81.0	$ 79.1	$ 199.0	$ 40.7

The accompanying notes are an integral part of the condensed financial statements.

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TEVA PHARMACEUTICAL INDUSTRIES LIMITED

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(U.S. dollars in millions)

(Unaudited)

NOTE 1 - Basis of Presentation:

The accompanying unaudited condensed consolidated financial statements have been prepared on the same basis as the annual consolidated financial statements and, in the opinion of management, reflect all adjustments, which include only normal recurring adjustments, necessary to present fairly the financial position and results of operations of Teva Pharmaceutical Industries Limited ("Teva" or "Company").  These consolidated financial statements and notes thereto are unaudited and should be read in conjunction with the Company`s audited financial statements included in the Company`s report on Form 20-F for the year ended December 31, 2004, as filed with the Securities and Exchange Commission.  The results of operations for the three months and nine months ended September 30, 2005 are not necessarily indicative of results that could be expected for the entire fiscal year.

NOTE 2 - Earnings per American Depository Receipt ("ADR"):

Basic earnings per ADR are computed by dividing net income by the weighted average number of ADRs/ordinary shares and ordinary "A" shares (including special shares exchangeable into ordinary shares), outstanding during the period, net of Company shares held by subsidiaries.

In computing diluted earnings per ADR for the three month and nine month periods ended September 30, 2005 and the three month period ended September 30, 2004, basic earnings per ADR were adjusted to take into account the potential dilution that could occur upon: (1) the conversion of all Convertible Senior Debentures using the if-converted method, by adding to net income interest expenses on these debentures, net of tax benefits, and by adding the weighted average number of shares issuable upon assumed conversion of all debentures; and (2) the exercise of options granted under employee stock option plans, using the treasury stock method.

During September 2004, the Emerging Issues Task Force ("EITF") issued EITF Issue No. 04-8 "Accounting Issues Related to Certain Features of Contingently Convertible Debt and the Effect on Diluted Earnings per Share," under which contingently convertible debt instruments (Co-Cos) are to be subject to the if-converted method under SFAS No. 128, "Earnings Per Share," regardless of the stock price-related contingent features included in the instrument. The pronouncement is effective for all periods ending after December 15, 2004, and requires that it be implemented by restatement of previously reported earnings per ADR for all periods presented.

The effect of implementing EITF 04-8 on diluted earnings per ADR for the three months ended September 3 0, 2004 is as follows:

  Diluted earnings per ADR as previously reported were $ 0.38.
  Weighted average number of ADR's as previously reported was 663.9 million.

In computing diluted earnings per ADR for the nine months period ended September 30, 2004, no account was taken of the potential dilution that could occur upon the conversion of all Convertible Senior Debentures, since such debentures had an antidilutive effect on earnings per ADR.

NOTE 3 - Acquisition of Ivax Corporation:

In July 2005 Teva and Ivax Corporation ("IVAX") jointly announced that they have signed a definitive agreement providing for the acquisition of IVAX by Teva. Under the terms of the agreement, shares of IVAX common stock will, at the election of the shareholder, be converted into either $26 in cash or 0.8471 Teva ADRs, subject to pro-ration such that no more than one-half of such elections are for cash and no more than one-half of such elections are for  Teva ADRs. The total consideration for the acquisition is approximately $ 7.4 billion based on the agreed value of Teva shares. As a result of the transaction, it is expected that IVAX shareholders will own approximately 15% of Teva on a fully-diluted basis.

Subsequent to September 30, 2005 the shareholders of both IVAX and Teva approved the transaction. The transaction is still subject to antitrust notification and clearance statutes in the U.S., Europe and certain other countries, as well as other customary conditions. The transaction is expected to close in late 2005 or early 2006.

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TEVA PHARMACEUTICAL INDUSTRIES LIMITED

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(U.S. dollars in millions)

(Unaudited)

NOTE 4 - Stock based compensation:

The Company accounts for its employee stock option plans using the intrinsic value based method of accounting prescribed by APB 25 and related interpretations. The following table illustrates the effect on net income and earning per ADR, assuming the Company had applied the fair value recognition provisions of FAS 123 (as amended by FAS 148) to its stock-based employee compensation:

	Three months ended September 30,		Nine months ended September 30,
	2005	2004	2005	2004
In millions, except earnings per ADR
Net income, as reported	$ 267.1	$ 251.5	$ 767.4	$ 53.0
Add: amortization of deferred compensation related to
employee stock option plans, included in condensed
consolidated statements of income, net of related
tax effect	*	*	*	*
Deduct: amortization of deferred compensation,
at fair value, net of related tax effect	7.5	12.5	26.8	34.1
Pro forma net income	$ 259.6	$ 239.0	$ 740.6	$ 18.9
Earnings per ADR
Basic - as reported	$ 0.43	$ 0.41	$ 1.24	$ 0.09
Basic - pro forma	$ 0.42	$ 0.39	$ 1.20	$ 0.03
Diluted - as reported	$ 0.40	$ 0.37	$ 1.14	$ 0.08
Diluted - pro forma	$ 0.39	$ 0.35	$ 1.10	$ 0.03

* Represents an amount of less than $0.1 million

In December 2004, the FASB issued FAS 123R, "Share-Based Payment", which addresses the accounting for share-based payment transactions in which the Company obtains employee services in exchange for (a) equity instruments of the Company or

(b) liabilities that are based on the fair value of the Company`s equity instruments or that may be settled by the issuance of such equity instruments. This Statement requires that employee equity awards be accounted for using the grant-date fair value based method.

On April 15, 2005, the Securities and Exchange Commission approved a new rule, under which FAS 123R would become effective for public companies at the beginning of their next fiscal year that begins after June 15, 2005, and in the case of Teva, the first quarter of 2006.

The Company expects that the effect of applying this Statement on the Company`s results of operations in 2006 as it relates to existing option plans would not be materially different from the FAS 123 pro forma effect previously reported.

NOTE 5 - Inventories:

Inventories consisted of the following:

	September 30, 2005	December 31, 2004
	Unaudited	Audited
Raw and packaging materials	$ 308.0	$ 326.3
Products in process	174.2	169.1
Finished products	535.6	619.6
Purchased products	114.1	133.4
	1,131.9	1,248.4
Materials in transit and payments on account	12.4	37.9
	$ 1,144.3	$ 1,286.3

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NOTE 6 - Revenue recognition:

Revenue is recognized when title and risk of loss for the products is transferred to the customer. Provisions for estimated chargebacks, returns, customer volume rebates, discounts, shelf stock adjustments and other allowances are established concurrently with the recognition of revenue, and are deducted from net sales. The reserve balances related to these provisions are included under accounts payable and accruals.

NOTE 7 - Accounts payable and accruals:

	September 30, 2005	December 31, 2004
	Unaudited	Audited
Including sales reserves and allowances	$ 720.2	$ 590.9

NOTE 8 - Comprehensive income:

Comprehensive income (loss) is as follows:

	Three months ended September 30,		Nine months ended September 30,
	2005	2004	2005	2004
Net income	$ 267.1	$ 251.5	$ 767.4	$ 53.0
Other comprehensive income (loss), net of tax:
Unrealized gain (loss) from available-for-sale securities - net	(8.5)	(8.2)	(12.8)	8.7
Minimum liability with respect to defined benefit plans	3.9	(0.7)	(1.3)	(0.7)
Loss in respect of derivative instruments designed as a
cash flow hedge, net of related taxes	-	(0.7)	-	(1.7)
Translation of non-dollar-currency financial
statements of subsidiaries and associated companies	4.1	59.8	(180.4)	17.1
	$ 266.6	$ 301.7	$ 572.9	$ 76.4

NOTE 9 - Certain details relating to pension plans:

a. The consolidated components of net periodic benefit costs are as follows:

	Three months ended September 30,		Nine months ended September 30,
	2005	2004	2005	2004
Service cost	$ 1.2	$ 1.0	$ 3.6	$ 3.0
Interest cost	1.2	1.1	3.8	3.4
Expected return on plan assets	(1.1)	(0.8)	(3.3)	(2.4)
Recognized net actuarial loss	0.5	0.4	1.2	1.0
Prior service cost	(0.1)	(0.1)	(0.3)	(0.3)
Employers` pension cost	$ 1.7	$ 1.6	$ 5.0	$ 4.7

b. Teva has made contributions of $ 27.8 million in the nine months ended September 30, 2005 to its pension plans, and  presently anticipates contributing an additional $ 9.7 million in 2005, for a total of $ 37.5 million.

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TEVA PHARMACEUTICAL INDUSTRIES LIMITED

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(U.S. dollars in millions)

(Unaudited)

NOTE 10 - Financial information by business segment:

a. Financial data relating to reportable operating segments:

	Pharmaceutical	API*	Other	Total
Three month period ended September 30, 2005:
Net sales:
To unaffiliated customers	$ 1,173.8	$ 137.5	$ 6.0	$ 1,317.3
Intersegment	-	127.0	0.2	127.2
Total net sales	$ 1,173.8	$ 264.5	$ 6.2	$ 1,444.5
Operating income	$ 232.6	$ 119.2	$ 0.6	$ 352.4
Assets (at end of period)	$ 3,941.2	$ 872.5	$33.2	$ 4,846.9
Goodwill (at end of period)	$ 2,052.0	$ 441.3	$ -	$ 2,493.3
Depreciation and amortization	$ 40.0	$ 15.4	$ 0.2	$55.6

Three month period ended September 30, 2004:
Net sales:
To unaffiliated customers	$ 1,095.7	$ 146.2	$ 5.4	$ 1,247.3
Intersegment		116.9	0.4	117.3
Total net sales	$ 1,095.7	$ 263.1	$ 5.8	$ 1,364.6
Operating income	$ 251.5	$ 108.2	$ 0.4	$ 360.1

Nine month period ended September 30, 2005:
Net sales:
To unaffiliated customers	$ 3,449.5	$ 382.9	$ 17.0	$ 3,849.4
Intersegment	-	388.7	1.2	389.9
Total net sales	$ 3,449.5	$ 771.6	$ 18.2	$ 4,239.3
Operating income	$ 731.1	$ 322.9	$ 1.0	$ 1,055.0
Assets (at end of period)	$ 3,941.2	$ 872.5	$ 33.2	$ 4,846.9
Goodwill (at end of period)	$ 2,052.0	$ 441.3	-	$ 2,493.3
Depreciation and amortization	$ 118.7	$ 45.2	$ 0.7	$ 164.6

Nine month period ended september 30, 2004:
Net sales:
To unaffiliated customers	$ 3,073.0	$ 387.0	$ 16.1	$ 3,476.1
Intersegment	-	306.6	1.5	308.1
Total net sales	$ 3,073.0	$ 693.6	$ 17.6	$ 3,784.2
Operating income**	$ 82.4	$ 269.4	$ 1.3	$ 353.1

*    Active Pharmaceutical Ingredients

** Operating income for the nine months ended September 30, 2004 of the pharmaceutical segment, included an amount of $596.6 million relating to acquisition of research and development in process and impairment expenses in the amount of $30 million.

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TEVA PHARMACEUTICAL INDUSTRIES LIMITED

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(U.S. dollars in millions)

(Unaudited)

b. Following is a reconciliation of operating income and assets of the reportable segments to the data included in the condensed consolidated financial statements:

	Three months ended September 30,		Nine months ended September 30,
	2005	2004	2005	2004
Total operating income of reportable Segments	$ 351.8	$ 359.7	$1,054.0	$ 351.8
Other	0.6	0.4	1.0	1.3
Amounts not allocated to segments:
Profits not yet realized	(23.9)	(24.8)	(47.2)	(59.8)
General and administration expenses	(14.6)	(14.8)	(53.1)	(44.5)
Other expenses	(1.7)	(2.8)	(3.0)	(6.4)
Financial income - net	6.8	8.8	5.5	9.3
Consolidated income before income taxes	$ 319.0	$ 326.5	$ 957.2	$ 251.7

September 30, 2005
Assets (at end of period):
Total assets of reportable segments	$ 4,813.7
Total goodwill of reportable segments	2,493.3
Other assets	33.2
Elimination of intersegment balances	(17.4)
Elimination of unrealized income	(143.8)
Assets not allocated to segments:
Current assets	1,667.4
Investments and other assets	761.5
Property, plant and equipment, net	41.9
Debt issuance costs	17.3
Consolidated assets (at end of period)	$ 9,667.1

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TEVA PHARMACEUTICAL INDUSTRIES LIMITED

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(U.S. dollars in millions)

(Unaudited)

NOTE 11 - Commitments and contingencies

In addition to the matters set out below reference should be made to Note 8(b) - Contingent Liabilities - as detailed in the consolidated financial statements included in Teva's Annual Report on Form 20-F for the year ended December 31, 2004.

Teva and its subsidiaries are from time to time subject to claims arising in the ordinary course of their business, including product liability claims. In addition, as described below, as a result of patent challenge procedures under applicable law, Teva is frequently subject to patent litigation. Teva believes it has meritorious defenses to the actions to which it has been made a party and expects to pursue vigorously the defense of each of the ongoing actions described below. Based upon the status of these cases, the advice of counsel, management`s assessment of such cases and potential exposure involved relative to insurance coverage, except as otherwise noted below, no provision has been made in Teva`s accounts for any of the matters described below. Teva believes that none of the proceedings described below will have a material adverse effect on its financial condition; however, if one or more of such proceedings were to result in judgments against Teva, such judgments could be material to its results of operations in a given period.

Teva from time to time seeks to develop generic products for sale prior to patent expiration in various territories.  In the United States, to obtain generic approval for a product prior to the expiration of the originator`s patent or patents, Teva must challenge the patent or patents under the procedures set forth in the Hatch-Waxman Act of 1984, as amended by the Medicare Prescription Drug Improvement and Modernization Act of 2003.  To the extent that it seeks to utilize such patent challenge procedures, Teva is involved and expects to be involved in patent litigation regarding the validity, enforceability or infringement of the originator`s patent.  Teva may also be involved in patent litigation involving the extent to which alternate manufacturing process techniques may infringe originator or third party process patents.  Additionally, depending upon a complex analysis of a variety of legal and commercial factors, Teva may, in certain circumstances, elect to market a generic product even though litigation is still pending.  This could be before any court decision is rendered or while an appeal of a lower court decision is pending.  To the extent Teva elects to proceed in this manner, it could face substantial liability for patent infringement if the final court decision is adverse to Teva.  Although the underlying generic industry legislation is different in Canada, Europe and Israel, from time to time Teva is also involved in similar patent litigation regarding corresponding patents in these jurisdictions. Except as described below, Teva does not have a reasonable basis to estimate the loss, or range of loss, that is reasonably possible with respect to such patent infringement cases. However, if Teva were to be required to pay damages in any such case, courts would generally calculate the amount of any such damages based on a reasonable royalty or lost profits of the patentee. If damages were determined based on lost profits, the amount of the damages would be related to the sales of the patentee`s product.

Teva`s business inherently exposes it to potential product liability claims. Teva believes that it maintains product liability insurance coverage in amounts and with provisions that are reasonable and prudent in light of its business and related risks. However, Teva sells, and will continue to sell, pharmaceutical products that are not covered by insurance and accordingly may be subject to claims that are not covered by insurance as well as claims that exceed its policy limits. In addition, product liability coverage for pharmaceutical companies is becoming more expensive and increasingly difficult to obtain. As a result, Teva may not be able to obtain the type and amount of coverage it desires.

Product Liability Matters

Teva USA is a manufacturer of Adipex-P brand phentermine hydrochloride, and has been sued in both class actions and individual lawsuits relating to the alleged negative health effect of phentermine and fenfluramine. While neither drug had been indicated or approved for combination use by the FDA, physicians sometimes prescribed the two together in a combination treatment for weight control known as "fen-phen." Plaintiffs have filed lawsuits from August 1997 to the present in a variety of state and federal jurisdictions seeking monetary damages in unspecified amounts. The federal actions have been consolidated for pretrial purposes in the United States District Court for the Eastern District of Pennsylvania in a multidistrict litigation proceeding.

On April 5, 2001, a claim was filed against Teva in the Tel Aviv District Court with respect to the use of a pharmaceutical product known as "Chorigon Ampoules 5000 Units." The plaintiffs claim that they were administered with allegedly defective ampoules of the product during the course of an in vitro fertilization treatment, resulting in the failure of the treatment and causing financial damages and mental anguish. The plaintiffs have filed a petition to certify the claim as a class action, which has not yet been decided.

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TEVA PHARMACEUTICAL INDUSTRIES LIMITED

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(U.S. dollars in millions)

(Unaudited)

Intellectual Property Proceedings

On September 14, 2001, Purdue Pharma L.P. filed an action in the U.S. District Court for the Southern District of New York, alleging that the filing of Teva USA`s ANDA for 80 mg oxycodone hydrochloride extended-release tablets infringed three patents for OxyContin®. Subsequently on April 3, 2003, Purdue sued Teva USA on its 10, 20 and 40 mg tablet products. On January 5, 2004, those three patents were held unenforceable in a related case, Purdue Pharma L.P. v. Endo Pharmaceuticals Inc., pending before the same judge as in Teva USA`s case. On June 7, 2005, the U.S. Court of Appeals for the Federal Circuit affirmed the January 5th decision.  Purdue has moved for rehearing and en banc review. On June 25, 2004, Teva USA`s motion for summary judgment was granted on the ground that collateral estoppel applied to the inequitable conduct finding in the Endo case. On March 31, 2004, Teva USA commenced sales of its 80 mg tablets based upon the court`s decision in the Endo case. The 2003 annual sales of the branded product in the U.S. were estimated to be approximately $707 million. Were Purdue to be successful on its appeal and if Teva USA does not receive a favorable decision in its own case, Teva USA could ultimately be required to pay damages related to the sales of 80 mg oxycodone hydrochloride extended-release tablets and be enjoined from selling this product.

On September 12, 2002, Teva obtained summary judgment from the U.S. District Court for the Northern District of Illinois regarding a U.S. patent on a combination of hydrocodone bitartrate and ibuprofen. The District Court ruled that the U.S. patent was invalid as obvious. Subsequently, on May 19, 2004, the Court of Appeals for the Federal Circuit reversed, mainly on procedural grounds, the District Court`s ruling, remanding the case for further proceedings on the issues of infringement, validity and unenforceability. The patent was asserted by Knoll Pharmaceutical Company, now a subsidiary of Abbott Laboratories, which markets the combination as Vicoprofen®. Teva had launched its product, hydrocodone bitartrate and ibuprofen tablets, 7.5mg/200mg, in April 2003. Annual sales in 2002 of the branded product in the U.S. were estimated to be approximately $108 million.  On September 9, 2005, the case was dismissed with prejudice pursuant to a settlement among the parties.

In September 2002, Sicor launched an idarubicin hydrochloride injection product. On July 8, 2004, Pharmacia filed a complaint in the U.S. District Court for the District of Delaware against Sicor, alleging that its idarubicin hydrochloride injection product infringes a Pharmacia formulation  patent. Trial is scheduled for June 12, 2006. Annual sales of the branded product in the U.S. prior to Sicor`s launch were estimated to be $40 million. Were Pharmacia ultimately to be successful on its allegation of patent infringement, Sicor could be required to pay damages and be enjoined from selling that product.

In May 2003, Teva USA commenced sales of its 7.5 mg and 15 mg moexipril hydrochloride tablets. Teva USA had previously obtained summary judgment of non-infringement as to the one patent at issue, but that decision was later vacated on appeal. Following the filing of Schwarz Pharma`s motion for a preliminary injunction, on September 12, 2004, Teva entered into an agreement with Schwarz whereby Teva agreed to suspend all manufacturing and selling of its moexipril hydrochloride tablets pending the outcome of litigation between the two companies in the District Court or a court order.  Following a reversal and remand by the U.S. Court of Appeals for the Federal Circuit on August 11, 2005 in Teva`s related quinapril hydrochloride case, Teva has moved to vacate the summary judgment decisions in favor of Schwarz.  Were Schwarz Pharma ultimately to be successful on its allegation of patent infringement, Teva USA could be required to pay damages. An appropriate provision for this matter has been included in the accounts.

In September and November 2004, Teva USA commenced sales of Impax Laboratories` 20 and 10 mg omeprazole delayed release capsules, respectively, which are the AB-rated generic equivalent of Prilosec®, marketed by AstraZeneca. Prilosec® had sales for the 10 mg capsule of $30 million and 20 mg capsule sales of approximately $532 million for the twelve months ended June 2004. In addition to Teva, there are several other generic manufacturers currently selling the generic version of this product in the United States. As provided for in a strategic alliance agreement between Impax and Teva, the parties agreed to certain risk-sharing arrangements relating to the omeprazole launch. AstraZeneca previously commenced a patent infringement litigation against Impax relating to its omeprazole capsules and also sued Teva following its launch of the omeprazole capsules. Were AstraZeneca ultimately to be successful on its allegation of patent infringement, Teva could be required to pay damages related to a portion of the sales of Impax`s omeprazole capsules and be enjoined from selling that product.

In June 2005, Teva USA commenced sales of its 250 mg and 500 mg clarithromycin tablets, which are the AB-rated generic equivalent of Biaxin® tablets, marketed by Abbott Laboratories.  Biaxin® had sales of about $200 million for the twelve months ended March 2005.  In addition to Teva, there are several other generic manufacturers currently selling the generic version of this product in the United States.  Teva is currently involved in litigation in the Northern District of Illinois, in which Abbott has

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TEVA PHARMACEUTICAL INDUSTRIES LIMITED

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(U.S. dollars in millions)

(Unaudited)

asserted that Teva's clarithromycin product infringes Abbott's patents.  Were Abbott ultimately to be successful on its allegation of patent infringement, Teva could be required to pay damages and be enjoined from selling the product.

In October 2004, Alpharma and Teva launched their 100 mg, 300 mg and 400 mg gabapentin capsule products and, in December 2004, Alpharma and Teva launched their 600 mg and 800 mg gabapentin tablet products. Gabapentin capsules and tablets are the AB-rated generic version of Pfizer`s anticonvulsant Neurontin® capsules and tablets, which had annual sales of approximately $2.7 billion for the twelve months ended September 2004.  On August 23, 2005, the Court granted summary judgment in favor of Teva and Alpharma.  Pfizer`s time to appeal has not expired. Were Pfizer ultimately to be successful on its allegation of patent infringement, Teva USA could be required to pay damages and be enjoined from selling that product. Pfizer`s launch of generic versions of Neurontin® through its Greenstone affiliate and its promotion of the product prior to generic entry, among other factors, may be relevant to the damages estimation. Pursuant to the terms of the agreement with Alpharma, were Pfizer to be successful on its allegation of patent infringement against Alpharma, Teva USA may also be required to pay damages related to a portion of the sales of Alpharma`s gabapentin products.

In September 2005, pursuant to an agreement with Barr Pharmaceuticals, Inc., Teva launched its fexofenadine hydrochloride 30 mg, 60 mg and 180 mg tablet products that are the AB-rated version of Aventis Pharmaceuticals` Allegra® tablets.  Allegra tablets had annual sales of approximately $1.4 billion, based on the IMS data for the twelve months ended June 2005.  Aventis has brought patent infringement actions against Teva and its API supplier in the United States District Court for the District of New Jersey.  There are three formulation patents, three use patents, and two API patents at issue in the litigation and Teva has obtained summary judgment as to each of the formulation patents.  On September 20, 2005, Aventis moved for a preliminary injunction against Teva and its API supplier on the three use patents and one of the API patents and hearings on that motion concluded on November 3, 2005.  A trial has not been scheduled.  Were Aventis ultimately to be successful on its allegation of patent infringement, Teva and Barr could be required to pay damages related to a portion of the sales of Teva`s fexofenadine tablets and be enjoined from selling those products.

Commercial Matters

On April 21, 2004, Rhodes Technologies and Napp Technologies ("Rhodes/Napp") filed a complaint in Massachusetts Superior Court, seeking an equal share of the value to Teva of the settlement of certain claims between GlaxoSmithKline and Teva relating to Teva`s nabumetone products. The allegations are based upon the termination of a nabumetone API supply agreement between Teva and Rhodes/Napp. Teva originally assessed the value of the product rights received in connection with the settlement at $100 million and subsequently revised the value to $70 million based on certain impairment factors not related to this action.

Environmental Matters

In May 2004, the Israeli Ministry of the Environment imposed additional conditions on business licenses of certain manufacturing plants operated in Ramat Hovav, Israel, including Teva`s API plant. These additional conditions, some of which were effective immediately and some of which will take effect commencing June 2006, deal primarily with the treatment and quality of waste discharged. Teva and other companies that operate chemical and pharmaceutical plants in Ramat Hovav have appealed to the relevant court against the imposition of such additional conditions. On March 3, 2005, the parties agreed to transfer the matter to mediation. In the event that the mediation process does not succeed and such additional conditions are not revoked by the court, Teva may have to incur additional costs or capital expenditures in order to comply with the additional conditions and/or find alternative production sites or third-party sources for certain API chemicals produced at the plant.

Competition, Pricing and Regulatory Matters

Teva USA is a defendant, along with Biovail Corp. and Elan Corporation, plc, in several civil actions currently pending in the federal district court in the District of Columbia. The cases allege generally that arrangements between Biovail and Elan relating to sales of nifedipine cc extended release tablets, in connection with which Teva USA acted as a distributor for Biovail, were unlawful under the federal antitrust laws. The challenged arrangements were previously the subject of a consent decree entered into by the U.S. Federal Trade Commission with Biovail and Elan, to which Teva USA was not a party. The cases seek unspecified monetary damages, attorneys` fees and costs. Four of the cases were brought on behalf of alleged classes of persons who allegedly purchased nifedipine cc extended release tablets made by Elan or Biovail in the United States directly from Teva USA; two of the cases were brought individually by alleged direct purchasers. Teva and Teva USA are also defendants, along with Biovail and Elan in two state court cases a case pending in state court in San Joaquin County, California that were brought on behalf of an alleged class of persons that indirectly purchased nifedipine cc extended release tablets made by Elan or Biovail and sold in the United States by Teva USA.

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TEVA PHARMACEUTICAL INDUSTRIES LIMITED

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(U.S. dollars in millions)

(Unaudited)

On February 25, 2003, two motions requesting permission to institute a class action were filed in the Superior Court for the Province of Quebec against all major Canadian generic drug manufacturers, including Novopharm. The claims seek to proceed with a class action for damages based on alleged marketing practices of generic drug manufacturers in the Province of Quebec. In Quebec, a class action cannot be instituted without court approval, and Novopharm intends to contest the authorization of both as class actions. An authorization hearing concluded in September 2005.

Sicor is a defendant in several putative private class action complaints on behalf of Medicare and Medicaid patients nationwide who received oncology drugs as well as several actions filed by state attorneys general and one by the federal government alleging that the respective patients and the state and federal health care programs paid fraudulently inflated Average Wholesale Prices for their medicines. The litigation has been largely consolidated in federal court in Boston. Sicor is one of many defendants in each of these cases including many of the largest generic and brand name drug manufacturers alleging the same claims of fraud. In early 2004, the court dismissed all but one count in the consolidated class action complaint and discovery ensued for all parties. Sicor continues to pursue its defenses vigorously. Teva USA has also been named in some related matters, which are still at a preliminary stage. An appropriate provision for certain of these matters has been included in the accounts.

NOTE 12 - Impairment of Purinethol®

product rights:

During the first quarter of 2004, a generic competition to the Purinethol® product that was received from GlaxoSmithKline in June 2003 entered the market. In accordance with FAS 144, "Accounting for impairment or disposal of long lived assets", an analysis for potential impairment was performed by the Company, resulting in an impairment charge of $30 million.

NOTE 13 - Distribution of stock dividend:

In June 2004, the Company distributed a 100% stock dividend to all holders of ordinary shares. All shares, option and Convertible Senior Debentures information in the consolidated financial statements has been retroactively restated to reflect the effect of this distribution as if it had occurred at the beginning of the earliest period presented.

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OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion and analysis should be read in conjunction with the consolidated financial statements, the related notes to the consolidated financial statements and the Operating and Financial Review and Prospects included in Teva`s Annual Report on Form 20-F for the fiscal year ended December 31, 2004 and the unaudited interim condensed consolidated financial statements contained in this Report on Form 6-K and the related notes to such unaudited interim condensed consolidated financial statements.

Except for historical information contained in this report, the matters discussed below are forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Such statements are based on management`s current beliefs and expectations and involve a number of known and unknown risks and uncertainties that could cause Teva`s future results, performance or achievements to differ significantly from the results, performance or achievements expressed or implied by such forward-looking statements. Important factors that could cause or contribute to such differences include whether and when the proposed acquisition with IVAX Corporation will be consummated and the terms of any conditions imposed in connection with such closing, the terms and conditions of the financing utilized by Teva for the IVAX acquisition, Teva's ability to rapidly integrate IVAX's operations and achieve expected synergies, Teva`s ability to successfully develop and commercialize additional pharmaceutical products, the introduction of competitive generic products, the impact of competition from brand-name companies that sell or license their own generic products under generic trade dress and at generic prices (so called "authorized generics") or seek to delay the introduction of generic products, regulatory changes that may prevent Teva from exploiting exclusivity periods, potential liability for sales of generic products prior to a final court decision, including those relating to the generic versions of Neurontin® and Allegra®, the effects of competition on Copaxone® sales, the impact of pharmaceutical industry regulation and pending legislation that could affect the pharmaceutical industry, the difficulty of predicting U.S. Food and Drug Administration, European Medicines Association and other regulatory authority approvals, the regulatory environment and changes in the health policies and structure of various countries, Teva`s ability to successfully identify, consummate and integrate acquisitions, exposure to product liability claims, dependence on patent and other protections for innovative products, significant operations outside the United States that may be adversely affected by terrorism or major hostilities, fluctuations in currency, exchange and interest rates, operating results and other factors that are discussed in Teva's Annual Report on Form 20-F and its other filings with the U.S. Securities and Exchange Commission. Forward-looking statements speak only as of the date on which they are made and the Company undertakes no obligation to update publicly or revise any forward-looking statement, whether as a result of new information, future developments or otherwise.

Readers are advised, however, to consult any additional disclosures that Teva may make in its Reports on Form 6-K to the SEC.

Results of Operations

Comparison of Three Months Ended September 30, 2005 to

Three Months Ended September 30, 2004

General

Teva's net sales for the third quarter of 2005 reached $1.32 billion and grew by 6% over the comparable quarter.  Net income for the third quarter of 2005 reached $267 million and increased also by 6% over the comparable quarter. Cash flow from operations reached $385 million, compared to $391 million in the comparable quarter.

The main factors affecting the third quarter of 2005 as compared to the third quarter of 2004 were:

● U.S. generic sales were slightly lower, reflecting the following conflicting trends:

● The successful launch of Fexofenadine in the U.S. during September 2005, in addition to  32 other products that were not sold in the comparable quarter, the other most significant being Gabapentin.  The remaining launches constituted only small products contributing insignificantly to the third quarter.

● U.S. generic sales faced competition on three of the top ten products of the comparable quarter, Oxycodone, Propofol and Carboplatin, each of which was exclusive during the third quarter of last year.

● European generic sales increased in all European markets in which we operate, driven primarily by new products that were launched since the comparable quarter of 2004, as well as in Italy sales by Dorom (the Italian company acquired from Pfizer in December 2004), which was not consolidated in the comparable quarter.

● Global in-market sales of Copaxone® grew by 27% compared to the comparable quarter and again achieved the highest rate of growth, in dollar terms, in the global MS market.

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● The tax rate for the third quarter is 15.9%. The significant reduction in this quarter's tax rate results from the reduction in our current best estimate of our annual tax rate and the need to compensate for the higher tax provisions recorded in the prior two quarters. This compares to a tax rate of 22.6% provided for in the third quarter of 2004 and a rate of 21.7%, before one-time charges for the whole of 2004.

The following table sets forth certain financial data presented as a percentage of sales and the percentage change, for the periods indicated.

	Percentage of Sales Three Months Ended September 30		Period to Period Percentage
	2005	2004	Change
Actual (GAAP) Results
Net Sales	100.0%	100.0%	5.6%
Gross Profit	47.0%	47.3%	4.9%
Research and Development Expenses:
Total Expenses	7.4%	7.6%	2.3%
Less Participations & Grants	(0.4%)	(0.4%)	4.3%
R&D Expenses - net	7.0%	7.2%	2.2%
Selling, General and Administrative Expenses	16.2%	14.6%	17.9%
Operating Income	23.7%	25.5%	(1.7%)
Financial Income - net	0.5%	0.7%	(22.7%)
Income Before Income Taxes	24.2%	26.2%	(2.3%)
Net Income	20.3%	20.2%	6.2%

Sales - General

Consolidated sales for the three months ended September 30, 2005 were $1,317 million, an increase of 6% over the comparable quarter of 2004.

Sales by Geographical Areas

	U.S. Dollars in Millions Third Quarter,
	2005	2004	% Change	% of Total
North America	789.9	804.3	-1.8%	60.0%
Europe	381.8	322.5	18.4%	29.0%
Rest of the World	145.6	120.5	20.8%	11.0%
Total	1,317.3	1,247.3	5.6%	100.0%

Sales by Business Segments

	U.S. Dollars in Millions Third Quarter,
	2005	2004	% Change	% of Total
Pharmaceuticals	1,173.8	1,095.7	7.1%	89.1%
A.P.I. *	137.5	146.2	(6.0%)	10.4%
Other	6.0	5.4	11.1%	0.5%
Total	1,317.3	1,247.3	5.6%	100.0%

         *Third party sales only.

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Pharmaceutical Sales

Consolidated pharmaceutical sales during the three months ended September 30, 2005 were $1,174 million, comprising approximately 89% of  total revenue and representing an increase of 7% over the third quarter of 2004. The following table shows the geographic breakdown of these sales:

Pharmaceutical Sales

	U.S. Dollars in Millions Third Quarter,
	2005	2004	% Change	% of Total
North America	707.5	718.6	-1.6%	60.3%
Europe	342.1	275.1	24.4%	29.1%
Rest of the World	124.2	102.0	21.8%	10.6%
Total	1,173.8	1,095.7	7.1%	100.0%

North America

Pharmaceutical sales in North America for the three months ended September 30, 2005 were $708 million, compared to $719 million in the comparable quarter of 2004.  The major generic launch in the U.S. during the 2005 third quarter was Fexofenadine.  In addition, Teva sold 32 products that were not sold in the comparable quarter, the most significant, in addition to Fexofenadine, being Gabapentin, and the remaining constituting only small products contributing relatively little to the quarter. Nevertheless, U.S. generic sales faced competition on three of the top ten products of the comparable quarter: Oxycodone, Propofol and Carboplatin, each of which was exclusive during the third quarter of last year. Overall, higher U.S. sales of Copaxone® and higher generic sales in the Canadian market partially offset lower U.S. generic sales.

Generic pharmaceutical sales in Canada increased 18% over the comparable quarter of last year, driven primarily by the sale of new products that were not sold in the comparable quarter.  Teva continued to increase its share of the Canadian generic market.

According to IMS data, during the quarter Teva`s U.S. subsidiary maintained its substantial leadership position among all generic pharmaceutical companies, in terms of both new, as well as total, retail prescriptions.

The following is a listing of the ANDA approvals Teva received from the U.S. FDA during the third quarter of 2005 and through the date of this report:

Generic Product Name	Approval Date	Innovator Product Brand Name

Glipizide/Metformin	10/05	Metaglip®
Glimepiride	10/05	Amaryl®
Leflunomide	9/05	Arava®
Fexofenadine	9/05	Allegra®
Paroxetine	8/05	Paxil®
Gatifloxacin*	10/05	Tequin®
Ribavirin*	9/05	Copegus®
Risedronate*	8/05	Actonel®
Granisetron HCl MDV*	8/05	Kytril®
Granisetron HCl SDV*	8/05	Kytril®
Tramadol/Acetaminophen Tabs*	7/05	Ultracet®

* Tentative approval.

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As of November 8, 2005, 145 product applications, some significant, were awaiting FDA approval.  These include 30 applications for which tentative FDA approval has already been granted.  Collectively, these products have corresponding annual U.S. branded sales of  $97 billion.  Of these 145 applications, 73 were submitted pursuant to a Paragraph IV procedure.  Teva believes it is first-to-file on 39 of these applications, with annual U.S. branded sales of over $25 billion.  To the extent that Teva was the first to file such Paragraph IV certifications, it may be eligible for up to 180 days of marketing exclusivity.

So called "authorized generics" have been introduced into the U.S. market by or through brand companies during the Hatch-Waxman Act exclusivity periods of certain Paragraph IV first to file products.  Teva continues to believe that when a brand company is allowed to launch a branded product with a generic label during a generic first filer`s exclusivity period, it undermines the intent of the Hatch-Waxman Act, and denies the generic first filer, as well as ultimately the American consumer, the full benefits envisioned by Congress.  Having lost in its court challenges of the practice of the introduction of "authorized generics," Teva recognizes that "authorized generics" are, at least for the time being, part of the competitive landscape for generic drugs in the U.S. and may, therefore, avail itself from time to time of an "authorized generic" opportunity.

Europe

Pharmaceutical sales in Europe were $342 million in the quarter ended September 30, 2005, an increase of approximately 24% over the third quarter of 2004.  Currency fluctuations did not make a meaningful contribution to this increase in sales.  European generic sales increased by 23% overall compared to the comparable quarter, representing increased sales in all European markets in which we operate. The generic increase was driven primarily by new products that were launched since the comparable quarter including Alendronate, Paclitaxel, Lamotrigine and Claritromycin in the UK; Simvastatin and Gabapentin in France; Atorvastatin, Amlodipin and Alendronate in Hungary; Alendronate in The Netherlands; and Itraconazule, Enalapril and Ceftriaxone in Italy.  In addition, higher Copaxone® sales together with sales by Dorom, the Italian company acquired from Pfizer in December 2004 and not consolidated in the comparable quarter of 2004, also contributed to the increased pharmaceutical sales.

Rest of the World

Sales in rest of the world regions were strong this quarter with an increase of 22% over the comparable quarter of 2004. Increased sales were recorded in all of our major regions outside of North America and Europe and included higher Copaxone® sales.

Principal among the rest of the world sales were Israeli pharmaceutical sales, which accounted for 6% of consolidated pharmaceutical sales this quarter, and totaled $71 million, an increase of 10%. Currency exchange rate fluctuations had virtually no impact on these sales.

Innovative Products

During the third quarter of 2005, global in-market sales of Copaxone®, Teva`s leading drug, for the first time exceeded the $300 million mark and totaled $307 million, an increase of 27% over the comparable quarter of 2004.  Copaxone® was the only multiple sclerosis (MS) product to show worldwide dollar growth this quarter in comparison to the previous quarter and is now the fastest-growing MS therapy worldwide in dollar terms.  In-market sales grew in the United States by 27%, as compared to the third quarter of 2004, to $206 million, for the first time exceeding the $200 million mark, which reflected mainly increased sales volume as well as the impact of two price increases in the U.S. subsequent to the comparable quarter.  U.S. sales presently account for 67% of global Copaxone® sales.  According to IMS data, in the third quarter of 2005, Copaxone® further augmented its position as the U.S. market leader in both new and total prescriptions, reaching a total prescription share of 32.9% in September 2005, further widening the gap between Copaxone® and its nearest competitor. Copaxone®'s growth rate in prescriptions was, once again, higher than the growth rate of the overall U.S. MS market.  In-market sales of Copaxone® outside of the U.S., principally in Europe, grew by 27% to $101 million, for the first time exceeding the $100 million mark.

Several studies were published or presented at the European Committee for Treatment of MS (ECTRIMS) annual meeting. Results from ongoing follow up of patients, now into its 26th year, reported that 18 patients who have been diagnosed with MS almost quarter of a century ago are injecting Copaxone® for almost 17 years and have not progressed in their EDSS score as natural history would have predicted. Another study further supports Copaxone® potential neuroprotective properties as untreated MS patients had a reduction in their BDNF levels, while Copaxone® treated patients had similar levels to those of healthy controls.

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Azilect®, for the treatment of Parkinson`s disease, both as monotherapy in early disease and as adjunct to levodopa in more advanced stages, was launched in its first market, Israel, in March 2005, and, following its marketing authorization in Europe, has since been made available in the UK, Ireland, Germany, Austria, Denmark and Finland. It is on track to be launched progressively in other European countries in the coming months and throughout 2006.  In the U.S., on August 5, 2005, Teva received a follow-up letter from the FDA regarding its NDA for Agilect®.  While the letter reiterates the FDA`s position that the application is approvable, there remain a number of issues that Teva believed it had resolved with its submissions, but as to which the FDA continues to have concerns.  Teva continues to work with the FDA  to resolve the remaining  issues regarding the final marketing approval of Agilect®.

Sales of Active Pharmaceutical Ingredients (API)

Total API sales, including sales to Teva`s pharmaceutical businesses, increased 1% over the comparable period, to a total of $264 million. Internal sales to Teva's pharmaceutical businesses increased 9% over the comparable quarter. API sales to third parties were approximately $138 million, their second highest level, compared to $146 million in the third quarter of 2004, which was their strongest quarter ever due to the high sales of Gabapentin in anticipation of the product launch. API sales this quarter represented 10% of Teva`s consolidated sales for the quarter.

Gross Profit

The gross profit margin for the quarter reached 47.0%, compared with 47.3% in the comparable quarter of 2004, and compared to 47.0%, excluding one time acquisition related items, for all of 2004. The change in the relative weight of sales among the different businesses impacted gross margins, in addition to quarter-to-quarter variations in some businesses gross margins.  Primarily, the margin benefited from higher Copaxone® sales and the launch of Fexofenadine in the U.S. with its high gross margin, typical for products during their 180-day exclusivity period. We continue to expect gross profit margins within the range we have indicated in the past of 45-48%.

Research and Development (R&D) Expenses

Gross R&D expenses during the quarter ended September 30, 2005 amounted to $97 million, an increase of approximately 2% as compared to the same period last year, representing an increase in generic R&D spending.  Net R&D (after third-party participations) grew at the same rate of 2%, reaching $92 million. Teva expects its gross R&D expenses to generally increase at a level comparable to its increase in net sales.

Selling, General and Administrative (SG&A) Expenses

SG&A expenses increased 18% in the third quarter of 2005 over the comparable period of 2004 to $214 million. SG&A, as a percentage of sales, reached 16.2% this quarter, higher than the average in recent quarters and higher than the 14.6% in the third quarter of 2004.  These higher SG&A expenses are primarily the results of the profit-sharing agreement with Barr  Pharmaceuticals related to the launch of Fexofenadine. As part of its agreement with Barr to achieve early entry into the market for Fexofenadine, Teva agreed to share margins on these sales with Barr.

Financial Income

Teva recorded a financial income this quarter of $7 million, which is 23% lower than the comparable quarter of 2004.   These variations reflect mainly currency movements, as well as varying yields on varying cash balances, and as such, change from quarter to quarter.

Tax Rate

The tax rate for the third quarter is 15.9%. The significant reduction in this quarter's tax rate results from the reduction in our current best estimate of our annual tax rate and the need to compensate for the higher tax provisions recorded in the prior two quarters. This compares to a tax rate of 22.6% provided for in the third quarter of 2004 and a rate of 21.7%, before one-time charges for the whole of 2004.

Net Income

Net income for the quarter ended September 30, 2005 totaled $267 million, or $0.40 per share fully diluted, an increase over the comparable quarter of 2004 net income and EPS of 6% and 8%, respectively.  Net income as a percentage of sales was 20.3% in the third quarter of 2005, as compared to 20.2% in the comparable quarter of 2004.

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Fully diluted EPS for the third quarter of 2004 has been restated to reflect the potential dilution of the Company's Convertible Senior Debentures due 2024, pursuant to the adoption of EITF No. 04-8 , regardless of the contingent features included in the instrument.

Quarter and Subsequent Events

Ivax Acquisition

On July 25, 2005, Teva and IVAX Corporation (AMEX: IVX) signed a definitive agreement providing for the acquisition of IVAX Corporation by Teva.  On October 27, shareholders of both companies overwhelmingly approved the respective proposals submitted to them relating to the acquisition. The companies continue to expect that the transaction will close in late 2005 or early 2006, following completion of the Hart-Scott Rodino clearance process, the obtaining of the other required antitrust approvals and the satisfaction of all other closing conditions contained in the merger agreement between the parties.

Venlafaxine

Further to their previously announced settlement, on November 2, 2005 Teva and Wyeth Pharmaceuticals Company announced that they have reached definitive agreements, subject to the U.S. Federal Trade Commission and court approval, of their patent infringement litigation pertaining to Teva`s generic version of Wyeth`s Effexor XR® antidepressant. Under the terms of the proposed settlement, the pending litigation would be dismissed and Teva would be permitted to launch generic versions of Effexor® XR (extended release capsules) and Effexor® (immediate release tablets) in the United States.

Pravastatin

On October 21, 2005 Teva announced that the United States District Court for the District of Columbia granted the Company`s request to enjoin the U.S. Food and Drug Administration from approving subsequent ANDAs for generic Pravastatin Sodium Tablets 10 mg, 20 mg, and 40 mg, until the expiration of Teva`s 180-day exclusivity. Teva plans to launch this product in April 2006 upon the expiration of patent protection. An appeal has been filed in connection with this ruling.

Comparison of Nine Months Ended September 30, 2005 to

Nine Months Ended September 30, 2004

General

The first nine months of 2005 were comprised of trends similar to those that affected the third quarter as compared to the comparable quarter although to a lesser extent, as the first quarter of 2005 reflected a much higher growth rate over 2004 than the second and third quarters.

One-Time Items included in the First Nine Months of 2004

Teva recorded one-time charges aggregating $641 million (before taxes) during the first quarter of 2004, principally from an in-process R&D write-off recorded in connection with the Sicor acquisition. As a result of these one-time charges, Teva reported a loss for the first quarter of 2004 of $428 million. Without these various one-time charges, Teva`s adjusted net income would have been $205 million.

The one-time items consisted of:

. $584 million of in process R&D write-offs in connection with the Sicor acquisition;

. $13 million of in process R&D write-offs relating to two collaboration agreements;

. $14 million in a one-time step up of Sicor`s inventory at its acquisition date. This one-time step up was fully absorbed in the first quarter as an increase to costs of goods sold; and

. $30 million charge reflecting the partial impairment of the Purinethol® product rights that were received from GlaxoSmithKline in June 2003.

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Teva believes that excluding these one-time items from its results of operations represents a better indicator of the underlying trends in its business. The results, after these exclusions, are the primary results used by management and Teva`s Board of Directors to evaluate the operational performance of the Company, to compare against the Company`s work plans and budgets, and ultimately to evaluate the performance of management. Accordingly, unless otherwise indicated, the analysis that follows speaks to the adjusted numbers, i.e., those before taking into account these one-time charges. For a detailed reconciliation of net income and EPS to the adjusted numbers, see the table below entitled "Reconciliation between Reported Income and Earnings per Share to Adjusted Income and Earnings per Share."

The following table sets forth certain financial data presented as a percentage of sales and the percentage change, for the periods indicated.

	Percentage of Sales Nine Months Ended September 30		Period to Period Percentage
	2005	2004	Change
Actual (GAAP) Results
Net Sales	100.0%	100.0%	10.7%
Gross Profit	46.9%	46.7%	11.1%
Research and Development Expenses:
Total Expenses	7.3%	7.4%	8.9%
Less Participations & Grants	(0.3%)	(0.3%)	(19.7%)
R&D Expenses - net	7.0%	7.1%	10.3%
Selling, General and Administrative Expenses	15.1%	14.6%	14.3%
Operating Income	24.7%	7.0%	292.6%
Financial Income - net	0.1%	0.3%	(40.9%)
Income Before Income Taxes	24.9%	7.3%	280.3%
Net Income	19.9%	1.5%	1,347.9%

Adjusted Results

Percentage of Sales Nine Months Ended September 30	Period to Period Percentage
2005	2004	Change

Gross Profit	46.9%	47.1%	10.2%
Operating Income	24.7%	25.4%	7.7%
Income Before Income Taxes	24.9%	25.7%	7.2%
Net Income	19.9%	19.7%	11.9%

  Sales - General

Consolidated sales for the nine months ended September 30, 2005 were $3,849 million, an increase of 11% over the comparable period of 2004, driven mainly by organic growth, as Sicor was acquired on January 22, 2004, and is therefore almost completely included in the comparable period.

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Sales by Geographical Areas

	U.S. Dollars in Millions First Nine Months,
	2005	2004	% Change	% of Total
North America	2,281.6	2,221.9	2.7%	59.3%
Europe	1,130.8	899.6	25.7%	29.4%
Rest of the World	437.0	354.6	23.3%	11.3%
Total	3,849.4	3,476.1	10.7%	100%

Sales by Business Segments

	U.S. Dollars in Millions First Nine Months,
	2005	2004	% Change	% of Total
Pharmaceuticals	3,449.5	3,073.0	12.3%	89.6%
A.P.I. *	382.9	387.0	-1.1%	10.0%
Other	17.0	16.1	5.8%	0.4%
Total	3,849.4	3,476.1	10.7%	100%

*Third party sales only.

Pharmaceutical Sales

Consolidated pharmaceutical sales during the nine months ended September 30, 2005 were $3,450 million, comprising approximately 90% of total revenue and representing an increase of 12% over the same period of last year. The following table shows the geographic breakdown of these sales.

Pharmaceutical Sales

	U.S. Dollars in Millions First Nine Months,
	2005	2004	% Change	% of Total
North America	2,061.5	1,989.0	3.6%	59.8%
Europe	1,017.9	780.1	30.5%	29.5%
Rest of the World	370.1	303.9	21.8%	10.7%
Total	3,449.5	3,073.0	12.3%	100%

North America

Pharmaceutical sales in North America for the nine months ended September 30, 2005 reached $2,062 million, an increase of 4% over the comparable period of 2004.

Europe

Pharmaceutical sales in Europe were $1,018 million in the nine months ended September 30, 2005, an increase of 31% over the first nine months of 2004, predominantly due to the sale of new products as well as higher sales of Copaxone®.

Rest of the World

Pharmaceutical sales in Teva`s rest of the world regions increased by 22% from the comparable period. Principal among the rest of the world sales were Israeli pharmaceutical sales, which accounted for 6% of consolidated pharmaceutical sales in the nine months ended September 30, 2005, and totaled $217 million, an increase of 12% compared to the comparable period of 2004, including the effect of the NIS revaluation.

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Copaxone®

During the first nine months of 2005, global in-market sales of Copaxone® totaled $854 million, an increase of 27% over the comparable period of 2004. In-market sales in the U.S. increased 25% to $563 million and in-market sales outside the U.S. increased 30% to $291 million.

Sales of Active Pharmaceutical Ingredients (API)

Total API sales, including sales to Teva`s pharmaceutical businesses, increased 11% over the comparable period, to a total of $772 million.  API sales to third parties were approximately $383 million, relatively stable compared with  the same period last year, and represented 10% of Teva`s consolidated sales for the period.

Gross Profit

The gross profit margin for the first nine months of 2005 reached 46.9%, slightly below the 47.1% level (before one-time charges) achieved in the comparable period of 2004.

Research and Development (R&D) Expenses

Gross R&D expenses during the nine months ended September 30, 2005 amounted to $281 million, an increase of approximately 9% as compared to the same period last year. Gross R&D as a percentage of sales reached 7.3% during the nine months ended September 30, 2005, very close to the 7.4% in the comparable period of 2004.

Net R&D expenses, which amounted to $271 million in the first nine months of 2005, were 10% higher than during the comparable period of 2004.

Selling, General and Administrative (SG&A) Expenses

SG&A expenses increased 14% over the comparable period of 2004 to $581 million.  SG&A expenses as a percentage of sales were 15.1% compared to 14.6% in the comparable period of 2004.  The increase is partially caused by the launch of Fexofenadine during the third quarter of 2005.

Financial Income

Net financial income in the nine months ended September 30, 2005 reached $6 million, compared with net financial income of $9 million in the same period last year.

Tax Rate

The rate of tax for the nine months ended September 30, 2005 was 19.6% as compared to 22.9% (before one-time charges)  in the comparable period of 2004 and 21.7% (before one-time charges) for all of 2004.

Net Income

Net income for the nine months ended September 30, 2005 totaled $767 million, or $1.14 per share fully diluted, an increase over the comparable period of 2004 of 12% and 13%, respectively.  Net income as a percentage of sales was 19.9% in the nine months ended September 30, 2005, as compared to 19.7% (before one-time charges) in the comparable period of 2004.

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Reconciliation between Reported GAAP Income and Earnings per ADR to Adjusted Income and Earnings per ADR

	U.S. Dollars in Millions, Except per ADR Data
	Nine Months Ended September 30,
	2005	2004

Reported Net Income	767	53
Purchase Accounting Adjustments:
In-process R& D		584
Acquired Inventory Step-up		14
In-process R&D Acquired - Other		13
Impairment of Product Rights		30

Tax Applicable		(8)

Adjusted Net Income	767	686

Reported Diluted Earnings per ADR (U.S. Dollars)	1.14	0.08
Adjusted Diluted Earnings per ADR (U.S. Dollars)	1.14	*1.01

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* Restated to reflect the potential dilution of Teva's Convertible Senior Debentures due 2024, pursuant to the adoption of EITF No. 04-8.

Critical Accounting Policies

The preparation of Teva`s consolidated financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions in certain circumstances that affect the amounts reported in the accompanying consolidated financial statements and related footnotes. Actual results may differ from these estimates. To facilitate the understanding of Teva`s business activities, certain Teva accounting policies that are more important to the portrayal of its financial condition and results of operations and that require management`s subjective judgments are described in Teva's Annual Report on Form 20-F for the year ended December 31, 2004. Teva bases its judgments on its experience and various assumptions that it believes to be reasonable under the circumstances. The more important estimates that Teva makes on an ongoing basis include those related to revenue recognition and sales reserves and allowances, income taxes, contingencies, inventories and valuation and impairment of goodwill and other intangible assets. Please refer to Note 1 to Teva`s consolidated financial statements included in Teva's Annual Report on Form 20-F for the year ended December 31, 2004 for a summary of all of Teva`s significant accounting policies.

Impact of Currency Fluctuations and Inflation

Because Teva`s results are reported in U.S. dollars, changes in the rate of exchange between the U.S. Dollar and local currencies - mainly the Euro, New Israeli Shekel (NIS), Canadian Dollar, Pound Sterling and Hungarian Forint - affect Teva`s results.  During the third quarter of 2005, except for the Canadian Dollar which revalued significantly against the U.S. Dollar - by 8% since the comparable quarter (average compared with average) - all the other relevant currencies remained relatively stable. The Hungarian Forint revalued by approximately 1%, the Pound Sterling devalued by approximately 2% and the Israeli Shekel devalued by less than 1%. The Euro/Dollar exchange rate returned in the quarter to its  third quarter of 2004 level.

  The U.S.$ value of sales and net income (though to a smaller extent) in Canada benefited by the revalued Canadian Dollar.  Nonetheless, due to the relatively small percentage of Canadian sales and net income to the consolidated sales and net income, the currencies' movements had practically no effect on overall results.

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Liquidity and Capital Resources

On September 30, 2005, Teva`s working capital was $2.2 billion, essentially the same as its working capital as of June 30, 2005.  Cash flow from operations during the third quarter of 2005 amounted to $385 million compared with $391 million in the third quarter of 2004.

Inventories decreased during the quarter ended September 30, 2005 on a sequential basis by $25 million, the third consecutive quarter in which inventories decreased. The ratio of days sales in inventory was substantially lower compared to June 30, 2005 (151 days at September 30, 2005 compared with 168 days at June 30, 2005).

Days sales outstanding (receivables) also decreased significantly from June 30, 2005 to September 30, 2005 from 67 days to 59 days. Days sales outstanding have been calculated after netting out Sales Reserves and Allowances ("SR&A") from the receivables. Although Teva records receivables on a gross basis, and records substantially all of the SR&A as a liability under "accounts payable and accruals," in order to facilitate a more meaningful comparison with some of its peers, who record receivables net of these reserves, Teva has used the net figure.

Sales reserve and allowances (including provisions for doubtful debt) increased during the third quarter of 2005 from $728 million on June 30, 2005 to $753 million on September 30, 2005, mainly as a result of price adjustments in the U.S.  Chargeback reserves are estimated based on gross sales in the period to wholesalers compared to estimated contract prices to the Company`s indirect and wholesaler contract customers.  Historical selling prices are used for the estimates with additional consideration given to current and expected price competition where appropriate.  As selling price declines, the liability for chargebacks increases.

Investment in property, plant and equipment in the third quarter of 2005 amounted to $83 million ($82 million -net), compared to $75 million in the comparable quarter last year.   Depreciation and amortization amounted to $56 million in the third quarter of 2005, as compared to $63 million in the comparable quarter of 2004.

Shareholders' equity reached $5.6 billion at September 30, 2005, an increase of $257 million compared to the level at June 30, 2005, reflecting primarily the net income generated this quarter, less the dividend paid in the quarter. In contrast to the first two quarters of 2005, when shareholders' equity was negatively impacted by translation differences, this quarter the impact was negligible.

Teva`s principal sources of short-term liquidity are its existing cash and internally generated funds, which Teva believes are sufficient to meet its operating needs and anticipated capital expenditures over the near term.  Teva`s cash is invested in high rated liquid short and long term corporate bonds that bear fixed and floating interest rates.  As mentioned above, during July 2005 Teva and IVAX signed a definitive agreement providing for the acquisition of IVAX by Teva.  The cash portion of the consideration will initially be funded using a combination of cash on hand, which as of September 30, 2005 reached $1.8 billion (including short- and long-term liquid investments), and third-party financing.  Teva continues to constantly review additional opportunities to acquire companies in the generic pharmaceuticals industry and to acquire complementary technologies or product rights.  To the extent that any such acquisitions involve cash payments rather than the issuance of shares, they may require Teva to draw upon its credit lines available from Israeli and other banks, or may involve raising additional funds from debt or equity markets.

In July 2005, Teva signed a $350 million syndicated bank loan facility involving 21 banks. This loan, which bears a floating interest rate, is divided into a 3 year tranche and a 5 year tranche. Teva anticipates it will draw down on this loan during November 2005.

Material Changes in Contractual Obligations

During the quarter ended September 30, 2005, other than the definitive agreement for the acquisition of IVAX, there were no material changes outside the ordinary course of Teva's business in the specified contractual obligations included in the table of contractual obligations in Teva's annual report on Form 20-F for the year ended December 31, 2004.

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QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Reference is made to the "Quantitative and Qualitative Disclosures about Market Risk" section (Item 11) in Teva`s Annual Report on Form 20-F for the year ended December 31, 2004.

During November 2005, Teva entered into an interest hedging transaction in the amount of $750 million with duration of ten and thirty years covering a portion of the anticipated financing of the IVAX acquisition.

LEGAL PROCEEDINGS

Reference is made to the "Legal Proceedings" section in Teva`s Annual Report on Form 20-F for the year ended December 31, 2004 and Teva`s reports on Form 6-K for the quarters ended March 30, 2005 and June 30, 2005.

On September 12, 2002, Teva obtained summary judgment from the U.S. District Court for the Northern District of Illinois regarding a U.S. patent on a combination of hydrocodone bitartrate and ibuprofen. The District Court ruled that the U.S. patent was invalid as obvious. Subsequently, on May 19, 2004, the Court of Appeals for the Federal Circuit reversed, mainly on procedural grounds, the District Court`s ruling, remanding the case for further proceedings on the issues of infringement, validity and unenforceability. The patent was asserted by Knoll Pharmaceutical Company, now a subsidiary of Abbott Laboratories, which markets the combination as Vicoprofen®. Teva had launched its product, hydrocodone bitartrate and ibuprofen tablets, 7.5mg/200mg, in April 2003. Annual sales in 2002 of the branded product in the U.S. were estimated to be approximately $108 million.  On September 9, 2005, the case was dismissed with prejudice pursuant to a settlement among the parties.

In May 2003, Teva USA commenced sales of its 7.5 mg and 15 mg moexipril hydrochloride tablets. Teva USA had previously obtained summary judgment of non-infringement as to the one patent at issue, but that decision was later vacated on appeal. Following the filing of Schwarz Pharma`s motion for a preliminary injunction, on September 12, 2004, Teva entered into an agreement with Schwarz whereby Teva agreed to suspend all manufacturing and selling of its moexipril hydrochloride tablets pending the outcome of litigation between the two companies in the District Court or a court order.  Following a reversal and remand by the U.S. Court of Appeals for the Federal Circuit on August 11, 2005 in Teva`s related quinapril hydrochloride case, Teva has moved to vacate the summary judgment decisions in favor of Schwarz.  Were Schwarz Pharma ultimately to be successful on its allegation of patent infringement, Teva USA could be required to pay damages. An appropriate provision for this matter has been included in the accounts.

In October 2004, Alpharma and Teva launched their 100 mg, 300 mg and 400 mg gabapentin capsule products and, in December 2004, Alpharma and Teva launched their 600 mg and 800 mg gabapentin tablet products. Gabapentin capsules and tablets are the AB-rated generic version of Pfizer`s anticonvulsant Neurontin® capsules and tablets, which had annual sales of approximately $2.7 billion for the twelve months ended September 2004.  On August 23, 2005, the Court granted summary judgment in favor of Teva and Alpharma.  Pfizer`s time to appeal has not expired. Were Pfizer ultimately to be successful in its allegation of patent infringement, Teva USA could be required to pay damages and be enjoined from selling that product. Pfizer`s launch of generic versions of Neurontin® through its Greenstone affiliate and its promotion of the product prior to generic entry, among other factors, may be relevant to the damages estimation. Pursuant to the terms of the agreement with Alpharma, were Pfizer to be successful on its allegation of patent infringement against Alpharma, Teva USA may also be required to pay damages related to a portion of the sales of Alpharma`s gabapentin products.

In September 2005, pursuant to an agreement with Barr Pharmaceuticals, Inc., Teva launched its fexofenadine hydrochloride 30 mg, 60 mg and 180 mg tablet products that are the AB-rated version of Aventis Pharmaceuticals` Allegra® tablets.  Allegra® tablets had annual sales of approximately $1.4 billion, based on the IMS data for the twelve months ended June 2005.  Aventis has brought patent infringement actions against Teva and its API supplier in the United States District Court for the District of New Jersey.  There are three formulation patents, three use patents, and two API patents at issue in the litigation and Teva has obtained summary judgment as to each of the formulation patents.  On September 20, 2005, Aventis moved for a preliminary injunction against Teva and its API supplier on the three use patents and one of the API patents and hearings on that motion concluded on November 3, 2005.  A trial has not been scheduled.  Were Aventis ultimately to be successful in its allegation of patent infringement, Teva and Barr could be required to pay damages related to a portion of the sales of Teva`s fexofenadine tablets and be enjoined from selling those products.

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On February 25, 2003, two motions requesting permission to institute a class action were filed in the Superior Court for the Province of Quebec against all major Canadian generic drug manufacturers, including Novopharm, Teva's Canadian subsidiary. The claims seek to proceed with a class action for damages based on alleged marketing practices of generic drug manufacturers in the Province of Quebec. In Quebec, a class action cannot be instituted without court approval, and Novopharm intends to contest the authorization of both as class actions. An authorization hearing concluded in September 2005.

Unless otherwise indicated herein, no specific provisions have been made in the accounts relating to any of the matters described in this section.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

(Registrant)

By: /s/  Dan Suesskind

Name: Dan Suesskind

Title: Chief Financial Officer

Date: November 9, 2005

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